Exhibit 99.1

Saifun Semiconductors Ltd. Announces
Pricing of Public Offering of 3,820,148 Ordinary Shares

Netanya, Israel, March 30, 2006 – Saifun Semiconductors Ltd. (Nasdaq: SFUN) announced today the pricing of a public offering of 3,820,148 ordinary shares at US$30.25 per share. Of the total, 3,480,148 ordinary shares are being offered by certain selling shareholders and 340,000 ordinary shares are being offered by the company. The closing of the offering is scheduled to take place on April 5, 2006. Saifun expects to receive net proceeds from the offering of approximately US$9.4 million and $2.2 million from the exercise of options by certain of the selling shareholders. Some of the selling shareholders have granted the underwriters a 30-day option to purchase an additional 573,022 ordinary shares.

Lehman Brothers is acting as sole book-running manager, Citigroup and Deutsche Bank Securities are acting as joint lead managers and CIBC World Markets, William Blair & Company, Raymond James and WR Hambrecht + Co are acting as co-managers.

Copies of the final prospectus relating to the offering may be obtained, when available, from Lehman Brothers, c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue, Edgewood, New York 11717, by email: monica_castillo@adp.com, or fax (631) 254-7268, or Citigroup, 140 58th Street, 8th floor, Brooklyn, NY 11220, by phone  (718) 765-6732, or Deutsche Bank Securities at 1251 Avenue of the Americas, 25th Floor, New York, New York 10005, by email: prospectusrequest@list.db.com, or fax (212) 468-5333.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

About Saifun Semiconductors Ltd.

Saifun provides intellectual property solutions for the non-volatile memory (NVM) market. The company licenses its Saifun NROM® technology to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the company’s registration statement on Form F-1 filed on March 22, 2006 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Saifun Semiconductors Contact:

Marsha Shalvi
Investor Relations
Tel: +972-9-892-8450
Email: marshas@saifun.com

Investor Relations Contact:
Jeff Corbin/Lee Roth
KCSA Worldwide
212-896-1214/212-896-1209
jcorbin@kcsa.com
lroth@kcsa.com